UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2003

Flamel Technologies
(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

INFORMATION FILED WITH THIS REPORT

Document Index

99.1	Press release dated March 18, 2003 (“Flamel Technologies Announces Fourth Quarter and Year-End Results; 2002 Results Show Profit of $0.18 Per Diluted Share and Improved Cash Position”).

99.2	Press release dated March 24, 2003 (“Human Studies show Flamel Technologies’ Medusa® Protein Delivery System BASULIN® Challenges Lantus® for the 24-hour Controlled Release of Insulin”).

99.3	Press release dated March 28, 2003 (“GlaxoSmithKline and Flamel Technologies Announce Licence Agreement”).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies

Dated: April 1, 2003	By: /s/ Stephen H. Willard
Name: Stephen H. Willard
Title: Executive Vice President,
Chief Financial Officer and General
Counsel

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